

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2019

William R. Broaddrick
Chief Financial Officer
Ring Energy, Inc.
901 West Wall St., 3rd Floor
Midland, TX 79707

> **Re: Ring Energy, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 19, 2019**
> **File No. 333-230966**

Dear Mr. Broaddrick:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lisa Krestynick, Staff Attorney, at 202-551-3056 with any questions.

Sincerely,

Division of Corporation Finance
Office of Natural Resources

cc: Mark L. Jones